July 11, 2007

Simon Chin, President
Iris BioTechnologies Inc.
5201 Great America Parkway, Suite 320
Santa Clara, California 95054

>   **Re:**   **Iris BioTechnologies Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed June 20, 2007**
>   **File No. 333-142076**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   We note your response to prior comment 1. We reissue the comment. Please provide the disclosure required by Regulation S-B Item 506. We note the shares your officers have the "right to purchase" and we note Mr. Farnham's purchases described in note 1 of the selling stockholder table on page 37.

Prospectus Summary, page 5

2.   We note your response to our prior comment 2. Please revise to avoid using terms such as microarray technology and nano-biochips; instead explain these concepts in concrete, everyday language. Further, place any industry terms you use in context so those potential investors who do not work in your industry can understand the nature and extent of the current development of your business.

3.   Please reconcile the statement in the second paragraph that your product is ready for commercialization with the risk factor added in response to prior comment 4.

Also, if your product as not received required FDA approvals, please revise your disclosure that your "products are designed to be FDA approved" to remove any implication that you received the approvals.

Risk Factors, page 6

4.   Please add risk factor disclosure to explain fully any potential failure to meet FDA's requirements for your product and company. Include a discussion of any potential consequences including any of the following: regulatory action, civil money penalties, administrative remedies, or criminal remedies.

Business, page 18

5.   Please expand your response to prior comment 8 to clearly demonstrate how the materials you provided support your statement of "widespread" validation of gene expression profiling and that your product will "revolutionize the way medicine will be practiced."

6.   We note your response to our prior comment 9. However, we note you state that "Additional information in this area will be available on our new web site, which will be released and the end of June 2007." Please tell us the authority on which you rely to incorporate this information into your prospectus.

7.   Please revise your disclosure throughout your document regarding clinical collaborations so that the substance of your response to prior comment 10 regarding the nature and status of collaborations is clear.

8.   We note your response to prior comment 11; however, from your current disclosure, it remains unclear whether you have completed all development and testing required for you to apply for FDA approval to market the product or the extent to which additional development and testing is required.

9.   Please expand your disclosure provided in response to prior comment 12 to clarify whether your database currently contains sufficient information to complete the comparisons you note in the prospectus summary as necessary to made actionable recommendations.

Government Regulation, page 26

10.   We note your response to our prior comment 16 and your addition of a paragraph at the end of this section. Please expand to disclose fully the potential scope of FDA's statutory and regulatory requirements for approval of your device. Specifically, you should describe the possible requirements to submit a premarket approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to

demonstrate to the FDA's satisfaction the safety and effectiveness of the device. Also, please clearly disclose the status of your product within this process.

Include in your disclosure a description of the following regulatory issues:

- Device classification information;
- Investigational device exemption requirements;
- Obligations as a sponsor of an investigational device exemption;
- Premarket approval application requirements and conditions of approval;
- Duration of the process;
- Registration and listing requirements;
- Labeling requirements;
- Advertising and promotion;
- Quality System regulation and manufacturing of the device;
- Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals; and
- Import and export requirements.

Board of Directors, page 28

11.   We note your response to prior comment 17. Please provide the disclosure of directors that are not independent pursuant to Regulation S-B Item 407(a).

Description of Securities, page 30

12.   Please provide the disclosure required by Regulation S-B Item 202(a)(4). For example, it appears that your revised bylaws have eliminated the ability of shareholders to call special meetings.

Selling Stockholders, Page 31

13.   We reissue prior comment 24. For example, we note differences in the tables regarding the ownership of Mr. Wheelwright.

Recent Sales of Unregistered Securities, page II-1

14.   We note your response to our prior comment 25. Please ensure that the information in this section is reconcilable to the footnotes in your table of selling security holders. We note the transactions dated February 8, 2007 described in footnotes 8 and 9 to the selling stockholder table.

15.   We note your response to our prior comment 26 and your added disclosure for the March 2006 transactions. Please ensure that your disclosure in this section is reconcilable to your Statement of Deficiency in Stockholders' Equity. For example, the share issuances described in that statement for 2006 do not equal the share issuances described in this section. In addition, where you disclose

securities issued for services in this section, please disclose the nature and duration of the services.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar at 202-551-3668 or in his absence, Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Jeff Fessler, Esq.
         Yoel Goldfeder, Esq.